news release

Decuma now available for Arabic users

Zi Corporation’s leading handwriting recognition technology now in Arabic

CALGARY, AB, June 5, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the availability of Decuma to the world’s 5th largest language. Decuma Arabic, a personal and powerful pen-input solution featuring prediction will be demonstrated at the upcoming CommunicAsia 2006 exhibition in Singapore, June 20-23. Decuma fuses industry leading handwriting and predictive text technology resulting in an exceptional new user experience.

Decuma supports 100% naturally shaped Arabic letters, punctuation and Arabic-Indic digits recognizing the natural variations commonly found in Arabic writing styles, for all markets. The product provides full regional support for English, French, symbols/punctuation and digits.

"As the Arabic technology market has grown, we have extended our research and development of our award winning product Decuma to try and enable a greater number of people, from this part of the world, to communicate more effectively," comments Milos Djokovic President and Chief Executive Officer. "We are delighted that native Arabic speakers will now be able to communicate using our world leading pen input technology."

Decuma Arabic powered by Zi’s world class prediction system offers:
  Word completion to predict words without the need to complete the handwriting process.
  User-defined shortcuts to create shorthand for predicting words or phrases.
  Used word dictionary to track and promote personal vocabulary preferences as priority-ranked predictions.
  Personal dictionary to record a users own vocabulary entries including lingo, words and phrases for subsequent prediction.

Decuma Arabic was specifically designed to enable OEMs to rapidly implement with a full feature set, including prediction. A simple API supports optimized predictive behavior for pen-input and targeted example code eliminating schedule risk.

Intelligent Interface Solutions

Decuma Arabic demonstration software is available for the Sony Ericsson P-Series (800/900/910) devices. Decuma is now available in 32 languages worldwide.

Zi will be demonstrating all of its innovative products at booth 3K1-07 in the Canadian Pavilion at CommunicAsia 2006.

Zi Corporation will be demonstrating this product at CommunicAsia in Singapore next week. To arrange a brief introduction with Zi’s senior personnel at the event please contact Bethany Caldwell or Brian Dolby at +44(0)1159486901 or at Bethany@gbcspr.com or brian@gbcspr.com. U.S. media should contact Keith Giannini at 781-684-0770 or keithg@schwartz-pr.com.

Notes to editors:
There are approximately 200 million native Arabic speakers (Source: Wikipedia).

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi’s product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Interface Solutions

Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Schwartz Communications (North American media)
Keith Giannini
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Interface Solutions